

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 30, 2006

<u>via U.S. mail and facsimile</u>

Jeffrey L. Jacobson, Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101

   **RE: Wesco Financial Corporation
      Form 10-K for the Fiscal Year ended December 31, 2004
      File No. 1-4720**

Dear Mr. Jacobson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Nili Shah
        Accounting Branch Chief